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VIA EDGAR AND HAND DELIVERY

Ms. Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4546
Washington, D.C. 20549

Re:                             Kiniksa Pharmaceuticals, Ltd. Registration Statement on Form S-1 (File No. 333-224488)

Dear Ms. Hayes:

On behalf of Kiniksa Pharmaceuticals, Ltd. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 3, 2018 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending by courier a copy of this letter.

Prospectus Summary

Mavrilimumab, page 1

1.                                                  Please expand your description of patient years of exposure to clarify how the measure is calculated and length of treatment time for the European clinical trials.

Response: In response to the Staff’s comment, the Company intends to remove the disclosure related to patient years of exposure in the next amendment of the Registration Statement that it files with the Commission.

Business

License and Acquisition Agreements, page 123

2.                                                  With respect to the expiration of relevant patents, please disclose when the latest patent is scheduled to expire and explain that the granting of pending patent applications or future patent applications will extend the term and successful patent challenges may result in a shorter term. With respect to regulatory exclusivity, disclose your current expectations and discuss the factors that may extend the exclusivity and the factors that may reduce it.

Response: In response to the Staff’s comment, the Company proposes to revise the disclosure in the Registration Statement as outlined in Exhibit A attached hereto.

If you have any questions regarding the foregoing responses or the enclosed Registration Statement, please do not hesitate to contact me by telephone at (212) 906-2916.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:                Sanj K. Patel, Kiniksa Pharmaceuticals, Ltd.

Thomas Beetham, Kiniksa Pharmaceuticals, Ltd.

Johan V. Brigham, Latham & Watkins LLP

Stephen W. Ranere, Latham & Watkins LLP

Patrick O’Brien, Ropes & Gray LLP

2

Exhibit A

(bold and underlined text below indicates added text)

License Agreement with MedImmune

In December 2017, we entered into a license agreement with MedImmune, or the MedImmune Agreement. Pursuant to the MedImmune Agreement, MedImmune granted us an exclusive, worldwide license under certain intellectual property rights controlled by MedImmune to make, use, develop and commercialize mavrilimumab and any other product containing an antibody to the GM-CSF receptor alpha that is covered by certain MedImmune patent rights for all indications. We also acquired non-exclusive licenses to other MedImmune technology for use in exploiting licensed products. We may sublicense these rights subject to consent of MedImmune and any applicable licensors of rights under which we are licensed. We also acquired reference rights to relevant manufacturing and regulatory documents, and existing inventory of mavrilimumab drug substance.  We must use commercially reasonable efforts to develop and commercialize the licensed products.

We made an upfront payment of $8.0 million to MedImmune and are obligated to make future clinical, regulatory and initial sales milestone payments of up to $72.5 million in the aggregate for the first two indications, including a milestone payment of $10.0 million upon the earlier to occur of a specified regulatory milestone and December 31, 2018, and clinical and regulatory milestone payments of up to $15.0 million in the aggregate for each subsequent indication. We are also obligated to make milestone payments to MedImmune of up to $85.0 million upon the achievement of annual net sales thresholds up to, but excluding, $1.0 billion in annual net sales as well as additional milestone payments aggregating up to $1.1 billion upon the achievement of additional annual net sales thresholds starting at $1.0 billion and higher. Commencing on the first commercial sale of licensed products, we are obligated to pay tiered royalties on escalating tiers of annual net sales of licensed products starting in the low double-digit percentages and ending at twenty percent. We must pay such royalties on a product-by-product and country-by-country basis until the latest to occur of the expiration of licensed patents, the expiration of regulatory exclusivity or the tenth anniversary of first commercial sale of such product in such country.

In countries where licensed patents have issued, the statutory expiration date is 2027, not including any patent term extensions or adjustments. While the current expected patent expiration dates are known in countries where licensed patents have issued, these expiration dates are subject to significant uncertainty. For example, the patents may be challenged, and accordingly, the relevant expiration dates could be shortened.  In addition, as we continue to file and prosecute patent applications related to mavrilimumab, the granting of pending applications or future patent applications could extend the relevant statutory expiration dates beyond 2027. The expiration date of regulatory exclusivity is determined on a country-by country-basis if the applicable product is approved in such country and if any applicable regulatory exclusivity applies and is granted. The actual expiration date of any such regulatory exclusivity, however, is subject to significant uncertainty. For instance, the applicable regulatory exclusivity period is often triggered by the date a product candidate obtains regulatory approval, and we cannot predict with any certainty whether and if so, when, the applicable product would receive regulatory approval in any given jurisdiction.  Furthermore, the type, scope and duration of such exclusivities will vary on a country-by-country basis depending on the jurisdictions in which a product candidate is approved and the particular regulatory exclusivity for which the product is eligible as of the time of approval. For example, in the United States, a reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, which means that the FDA cannot make effective the approval of a biosimilar product that references the biologic product until 12 years from the date on which the reference product was first licensed. In the European Union, new products authorized for marketing may qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved. Furthermore, if a product candidate that has received orphan designation is subsequently approved for the disease or condition for which it has such designation, the product may be entitled to orphan drug exclusivity, which generally grants seven years of market exclusivity in the United States and up to 10 years of market exclusivity in the European Union, and such period may run contemporaneously with the other exclusivities that may apply. In the European Union, an orphan product can also obtain an additional two years of market exclusivity for pediatric studies. In the United States, an additional six-month period of pediatric exclusivity may be available as an extension to any existing patent or non-patent exclusivity period if the sponsor has conducted and submitted pediatric studies in response to a written request from the FDA. Additionally, our eligibility for regulatory exclusivity may depend in part on the indications for which we seek regulatory approval of our product candidates, which may depend on the data we receive from our clinical studies, and accordingly, may change over time, and the laws and regulations governing regulatory exclusivity may change in various jurisdictions as the political focus on drug exclusivity increases. For risk related to regulatory exclusivity matters, see “Risk Factors—Risks Related to Product Development and Regulatory Approval.”

The MedImmune Agreement will remain in effect until the expiration of the royalty term in all countries for all licensed products. The MedImmune Agreement may be terminated earlier at any time by us with at least 90 days’ prior notice, by either party in the event of material breach by the other party that remains uncured for 90 days, by either party for insolvency or bankruptcy of the other party, or immediately by MedImmune if we challenge the licensed patents.

Biogen Asset Purchase Agreement

In September 2016, we completed the acquisition of certain assets of Biogen pursuant to an asset purchase agreement, or the Biogen Agreement. Pursuant to the Biogen Agreement, we acquired all of Biogen’s right, title and interest in and to certain assets used in or relating to KPL-716 and other antibodies covered by certain patent rights, together the Acquired Assets, including patents and other intellectual property rights, clinical data, certain contracts, know-how and inventory. In addition, Biogen granted us a non-exclusive, sublicensable, worldwide license to certain background patent rights related the KPL-716 program. Under the Biogen Agreement, we are obligated to use commercially reasonable efforts to develop and commercialize the Acquired Assets.

Under the Biogen Agreement, we made an upfront payment of $11.5 million and a technology transfer payment of $0.5 million to Biogen. In addition, we made a milestone payment of $4.0 million during the year ended December 31, 2017 associated with the achievement of a specified clinical milestone event. We are also obligated to make future milestone payments for each antibody product that includes the Acquired Assets, or an Antibody Product, of up to $325.0 million in the aggregate upon the achievement of specified milestones. These milestone payments relate to multiple indications for an Antibody Product, and are comprised of up to $175.0 million in the aggregate upon achievement of specified clinical and regulatory milestone events and $150.0 million in the aggregate upon the achievement of specified annual net sales thresholds. Commencing on the first commercial sale of an Antibody Product, we are obligated to pay tiered royalties on escalating tiers of annual net sales of licensed products starting in the high single-digit percentages and ending below the teens. We must pay such royalties on a product-by- product and country-by-country basis until the latest to occur of the expiration of patents that cover an Antibody Product, the expiration of regulatory exclusivity or the tenth anniversary of first commercial sale of such product in such country. We have also agreed to pay certain obligations under third-party contracts retained by Biogen that relate to KPL-716.

In countries where patents covering Antibody Products have issued, the statutory expiration date is 2034, not including any patent term extensions or adjustments. While the current expected patent expiration dates are known in countries where licensed patents have issued, these expiration dates are subject to significant uncertainty.  For example, the patents may be challenged, and accordingly, the relevant expiration dates could be shortened.  In addition, as we continue to file and prosecute patent applications related to Antibody Products, the granting of pending applications or future patent applications could extend the relevant statutory expiration dates beyond 2034. The expiration date of regulatory exclusivity is determined on a country-by country-basis if the applicable product is approved in such country and if any applicable regulatory exclusivity applies and is granted. The actual expiration date of any such regulatory exclusivity, however, is subject to significant uncertainty. For instance, the applicable regulatory exclusivity period is often triggered by the date a product candidate obtains regulatory approval, and we cannot predict with any certainty whether and if so, when, the applicable product would receive regulatory approval in any given jurisdiction.  Furthermore, the type, scope and duration of such exclusivities will vary on a country-by-country basis depending on the jurisdictions in which a product candidate is approved and the particular regulatory exclusivity for which the product is eligible as of the time of approval. For example, in the United States, a reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, which means that the FDA cannot make effective the approval of a biosimilar product that references the biologic product until 12 years from the date on which the reference product was first licensed. In the European Union, new products authorized for marketing may qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved. Furthermore, if a product candidate that has received orphan designation is subsequently approved for the disease or condition for which it has such designation, the product may be entitled to orphan drug exclusivity, which generally grants seven years of market exclusivity in the United States and up to 10 years of market exclusivity in the European Union, and such period may run contemporaneously with the other exclusivities that may apply. In the European Union, an orphan product can also obtain an additional two years of market exclusivity for pediatric studies. In the United States, an additional six-month period of pediatric exclusivity may be available as an extension to any existing patent or non-patent exclusivity period if the sponsor has conducted and submitted pediatric studies in response to a written request from the FDA. Additionally, our eligibility for regulatory exclusivity may depend in part on the indications for which we seek regulatory approval of our product candidates, which may depend on the data we receive from our clinical studies, and accordingly, may change over time, and the laws and regulations governing regulatory exclusivity may change in various jurisdictions as the political focus on drug exclusivity increases. For risk related to regulatory exclusivity matters, see “Risk Factors—Risks Related to Product Development and Regulatory Approval.”

Under the Biogen Agreement, Biogen has a time-limited right of first negotiation to purchase the assets we acquired from Biogen or obtain a license to exploit Antibody Products, in each case, in the event we decide to sell the acquired assets, including through the sale of our company, or out-license the rights to the Antibody Products.

The Biogen Agreement will remain in effect until expiration of all payment obligations in all countries related to the last antibody product subject to the Biogen Agreement. The Biogen Agreement may be terminated by us with 90 days’ prior notice, by either party in the event of a material breach by the other party that remains uncured for 90 days (or 30 days for payment- related breaches) or by both parties upon mutual consent. In the event of a termination, the Acquired Assets, including certain licenses and rights related thereto, will revert to Biogen, and, upon written request by Biogen, we are required to grant to Biogen an exclusive, worldwide, sub-licensable license to certain of our intellectual property related to the Acquired Assets, including know-how and patent rights.